Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Mar 31, 2014	Mar 31, 2013	Growth (%)	Dec 31, 2013	Growth % Q4 14 over Q3 14
Revenues	**12,875**	**10,454**	**23.2**	**13,026**	**(1.2)**
Cost of sales	8,117	6,802	19.3	8,321	(2.5)
Gross Profit	**4,758**	**3,652**	**30.3**	**4,705**	**1.1**
Operating Expenses:					
Selling and marketing expenses	640	518	23.6	644	(0.6)
Administrative expenses	837	672	24.6	802	4.4
Total Operating Expenses	**1,477**	**1,190**	**24.1**	**1,446**	**2.1**
Operating Profit	**3,281**	**2,462**	**33.3**	**3,259**	**0.7**
Other Income, net	851	674	26.3	731	16.4
Profit before income taxes	**4,132**	**3,136**	**31.8**	**3,990**	**3.6**
Income tax expense	1,140	742	53.6	1,115	2.2
Net Profit	**2,992**	**2,394**	**25.0**	**2,875**	**4.1**
Earnings per equity share					
Basic (₹)	**52.36**	**41.89**	**25.0**	**50.32**	**4.1**
Diluted (₹)	**52.36**	**41.89**	**25.0**	**50.32**	**4.1**

Statement of Comprehensive Income for year ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Mar 31, 2014	Mar 31, 2013	Growth (%)
Revenues	**50,133**	**40,352**	**24.2**
Cost of sales	32,141	25,280	27.1
Gross Profit	**17,992**	**15,072**	**19.4**
Operating Expenses:			
Selling and marketing expenses	2,625	2,034	29.1
Administrative expenses	3,326	2,609	27.5
Total Operating Expenses	**5,951**	**4,643**	**28.2**
Operating Profit	**12,041**	**10,429**	**15.5**
Other Income, net	2,669	2,359	13.1
Profit before income taxes	**14,710**	**12,788**	**15.0**
Income tax expense	4,062	3,367	20.6
Net Profit	**10,648**	**9,421**	**13.0**
Earnings per equity share			
Basic (₹)	**186.35**	**164.87**	**13.0**
Diluted (₹)	**186.35**	**164.87**	**13.0**

Statement of Comprehensive Income for three months ended,

(As per IFRS) *in US $ million, except share data*

Particulars	Mar 31, 2014	Mar 31, 2013	Growth (%)	Dec 31, 2013	Growth % Q4 14 over Q3 14
Revenues	**2,092**	**1,938**	**7.9**	**2,100**	**(0.4)**
Cost of sales	1,318	1,261	4.5	1,341	(1.7)
Gross Profit	**774**	**677**	**14.3**	**759**	**2.0**
Operating Expenses:					
Selling and marketing expenses	104	96	8.3	104	0.0
Administrative expenses	136	124	9.7	129	5.4
Total Operating Expenses	**240**	**220**	**9.1**	**233**	**3.0**
Operating Profit	**534**	**457**	**16.8**	**526**	**1.5**
Other Income, net	139	125	11.2	117	18.8
Profit before income taxes	**673**	**582**	**15.6**	**643**	**4.7**
Income tax expense	186	138	34.8	180	3.3
Net Profit	**487**	**444**	**9.7**	**463**	**5.2**
Earnings per equity share					
Basic ($)	**0.85**	**0.78**	**9.0**	**0.81**	**4.9**
Diluted ($)	**0.85**	**0.78**	**9.0**	**0.81**	**4.9**

Statement of Comprehensive Income for year ended,

(As per IFRS) *in US $ million, except share data*

Particulars	Mar 31, 2014	Mar 31, 2013	Growth (%)
Revenues	**8,249**	**7,398**	**11.5**
Cost of sales	5,292	4,637	14.1
Gross Profit	**2,957**	**2,761**	**7.1**
Operating Expenses:			
Selling and marketing expenses	431	373	15.5
Administrative expenses	547	479	14.2
Total Operating Expenses	**978**	**852**	**14.8**
Operating Profit	**1,979**	**1,909**	**3.7**
Other Income, net	440	433	1.6
Profit before income taxes	**2,419**	**2,342**	**3.3**
Income tax expense	668	617	8.3
Net Profit	**1,751**	**1,725**	**1.5**
Earnings per equity share			
Basic ($)	**3.06**	**3.02**	**1.3**
Diluted ($)	**3.06**	**3.02**	**1.3**

Revenues by Geographical Segment

(in %)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
North America	59.8	60.0	60.2	60.7	62.2
Europe	25.2	24.9	25.0	24.4	23.1
India	2.6	2.6	2.4	2.6	2.1
Rest of the world	12.4	12.5	12.4	12.3	12.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Business IT Services	**62.4**	**61.3**	**61.6**	**61.6**	**62.9**
Application Development	*15.5*	*15.9*	*15.5*	*15.8*	16.3
Application Maintenance	*19.4*	*19.2*	*19.9*	*19.3*	20.5
Infrastructure Management Services	*7.2*	*6.9*	*7.2*	*7.1*	6.9
Testing Services	*9.2*	*8.7*	*8.3*	*8.7*	8.4
Product Engineering Services	*3.4*	*3.2*	*3.2*	*3.3*	3.3
Business Process Management	*5.5*	*5.3*	*5.2*	*5.2*	5.0
Others	*2.2*	*2.1*	*2.3*	*2.2*	2.5
Consulting, Package Implementation & Others	**32.5**	**33.4**	**32.7**	**33.2**	**31.4**
Products, Platforms and Solutions	**5.1**	**5.3**	**5.7**	**5.2**	**5.7**
Products	*3.5*	*3.8*	*4.0*	*3.6*	4.0
BPM Platform	*1.2*	*1.1*	*1.3*	*1.2*	1.3
Others	*0.4*	*0.4*	*0.4*	*0.4*	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Fixed Price	41.6	41.0	40.2	40.8	40.0
Time & Materials	58.4	59.0	59.8	59.2	60.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Banking & Financial Services, Insurance	**33.5**	**33.5**	**33.9**	**33.6**	**33.9**
Banking & financial services	*27.3*	*27.2*	*27.2*	*27.2*	*27.1*
Insurance	*6.2*	*6.3*	*6.7*	*6.4*	*6.8*
Manufacturing	**23.0**	**22.8**	**22.2**	**22.9**	**22.0**
Retail & Life Sciences	**23.8**	**24.6**	**23.9**	**24.3**	**23.9**
Retail & CPG	*15.5*	*16.0*	*15.4*	*15.8*	*16.3*
Transport & Logistics	*1.7*	*1.6*	*1.8*	*1.7*	*1.7*
Life Sciences	*4.7*	*5.0*	*4.8*	*4.7*	*4.3*
Healthcare	*1.9*	*2.0*	*1.9*	*2.1*	*1.6*
Energy, Utilities, Communications & Services	**19.7**	**19.1**	**20.0**	**19.2**	**20.2**
Energy & Utilities	*5.3*	*5.2*	*5.2*	*5.1*	*5.2*
Telecom	*8.6*	*7.9*	*9.3*	*8.3*	*9.7*
Others	*5.8*	*6.0*	*5.5*	*5.8*	*5.3*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Number of Clients					
Active	890	888	798	890	798
Added during the period (gross)	50	54	56	238	235
Number of million dollar clients*					
1 Million dollar +	501	495	448	501	448
5 Million dollar +	232	226	213	232	213
10 Million dollar +	148	148	137	148	137
20 Million dollar +	91	88	80	91	80
30 Million dollar +	70	69	62	70	62
40 Million dollar +	57	55	49	57	49
50 Million dollar +	42	41	40	42	40
60 Million dollar +	38	36	33	38	33
70 Million dollar +	30	30	28	30	28
80 Million dollar +	20	21	19	20	19
90 Million dollar +	17	17	17	17	17
100 Million dollar +	13	15	12	13	12
200 Million dollar +	3	4	3	3	3
300 Million dollar +	1	1	–	1	-
Client contribution to revenues					
Top client	3.6%	3.7%	3.6%	3.8%	3.8%
Top 5 clients	14.1%	14.1%	14.7%	14.4%	15.2%
Top 10 clients	23.4%	23.5%	24.0%	23.8%	24.6%
Repeat business	96.3%	97.3%	96.5%	97.7%	97.8%
Account receivables-LTM(in days)[#]	62	65	64	62	64

**LTM (Last twelve months) Revenues*

[#] *excluding Lodestone*

Effort and Utilization

(in %)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Effort					
Onsite	24.4	24.6	25.4	25.2	24.8
Offshore	75.6	75.4	74.6	74.8	75.2
Revenues					
Onsite	51.1	51.1	52.1	52.0	51.0
Offshore	48.9	48.9	47.9	48.0	49.0
Utilization					
Including trainees	74.4	74.1	70.9	73.6	69.5
Excluding trainees	78.0	78.0	73.9	77.4	73.0

Person Months Data

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Billed – Onsite	84,747	85,356	81,794	344,036	306,427
– Offshore	262,522	261,516	239,756	1,023,723	930,418
TOTAL	**347,269**	**346,872**	**321,550**	**1,367,759**	**1,236,845**
Non Billable	98,030	97,789	113,794	398,601	456,872
Trainee	21,368	23,429	17,931	90,953	86,484
Sales & Support	26,272	26,716	26,511	107,588	102,777
TOTAL	**492,939**	**494,806**	**479,786**	**1,964,901**	**1,882,978**

Consolidated IT Services

	Quarter ended						Year ended			
	Mar 31, 2014	Sequential growth %	Dec 31, 2013	Sequential growth %	Mar 31, 2013	Sequential growth %	Mar 31, 2014	Year on Year growth %	Mar 31, 2013	Year on Year growth %
Effort - (Person months)										
Onsite	78,328	(1.3)	79,375	(3.4)	77,109	4.8	321,469	11.0	289,698	9.2
Offshore	187,881	1.2	185,744	2.6	168,217	0.5	728,423	10.3	660,231	8.6
Total	**266,209**	**0.4**	**265,119**	**0.7**	**245,326**	**1.8**	**1,049,892**	**10.5**	**949,929**	**8.8**
Revenues – ($ million)										
Onsite	1,028.39	(1.1)	1,039.88	(1.3)	979.79	2.8	4,152.86	13.3	3,664.38	7.4
Offshore	850.40	0.5	846.15	4.8	754.38	(0.9)	3,265.32	9.9	2,970.10	3.4
Total	**1,878.79**	**(0.4)**	**1,886.03**	**1.4**	**1,734.17**	**1.2**	**7,418.18**	**11.8**	**6,634.48**	**5.6**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Total employees	1,60,405	1,58,404	1,56,688	1,60,405	1,56,688
S/W professionals	1,51,059	1,48,740	1,47,008	1,51,059	1,47,008
Billable	1,37,391	1,35,869	135,392	1,37,391	1,35,392
Banking product group	6,254	6,977	7,249	6,254	7,249
Trainees	7,414	5,894	4,367	7,414	4,367
Sales & Support	9,346	9,664	9,680	9,346	9,680
Gross addition	10,997	6,682	8,990	39,985	37,036
Of which lateral addition	2,100	3,333	3,545	12,247	16,781
Attrition	8,996	8,505	7,931	36,268	30,342
Net addition	2,001	(1,823)	1,059	3,717	6,694
Attrition % (LTM)*	18.7%	18.1%	16.3%	18.7%	16.3%

** Excluding subsidiaries*

Infrastructure (as on Mar 31, 2014)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	47,87,325	33,857	3,86,580	2,020	-
Bhubaneswar	8,79,721	3,974	5,75,462	4,116	-
Chandigarh	12,26,033	6,767	-	-	-
Chennai	42,39,892	25,060	-	-	-
Gurgaon	1,28,043	988	1,35,209	1,250	-
Hyderabad	42,80,751	26,437	6,43,331	-	-
Jaipur	4,52,139	4,367	4,04,106	4,000	-
Mangalore	15,41,769	6,891	9,17,667	4,800	-
Mysore (including ILI)*	1,11,04,360	11,792	4,18,210	3,864	-
Pune	54,82,482	32,470	11,02,243	4,304	-
Thiruvananthapuram	10,23,315	8,763	16,68,542	4,894	-
Global Centers	16,60,220	15,764	-	-	-
Total	**3,68,06,050**	**1,77,130**	**62,51,350**	**29,248**	**-**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013	Mar 31, 2014	Mar 31, 2013
Period closing rate	59.92	61.81	54.29	59.92	54.29
Period average rate	61.62	62.03	53.93	60.75	54.54

Constant Currency Reporting

Reported revenues	Q4 14	Q3 14	Q2 14	Q1 14	Q4 13
Revenues ($ mn)	2,092	2,100	2,066	1,991	1,938
Sequential growth %	(0.4)	1.7	3.8	2.7	1.4
YoY growth %	7.9	9.9	15.0	13.6	9.4

Constant currency – Q o Q	Q4 14	Q3 14	Q2 14	Q1 14	Q4 13
Revenues ($ mn)	2,091	2,091	2,074	2,005	1,944
Sequential growth (%)	(0.4)	1.2	4.2	3.4	1.7

Constant currency – Y o Y	Q4 14	Q3 14	Q2 14	Q1 14	Q4 13
Revenues ($ mn)	2,109	2,122	2,086	1,999	1,946
YoY growth (%)	8.8	11.0	16.1	14.1	9.9

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	FY 14	Q4 14	Q3 14	Q2 14	Q1 14	FY 13
AUD	0.93	0.90	0.92	0.92	0.98	1.03
EURO	1.35	1.37	1.37	1.34	1.31	1.29
GBP	1.60	1.66	1.62	1.56	1.54	1.58

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	FY 14	Q4 14	Q3 14	Q2 14	Q1 14	FY 13
AUD	7.9	8.1	7.9	7.6	7.9	8.3
EURO	10.3	10.8	10.4	10.1	9.8	8.8
GBP	5.9	6.0	6.0	5.9	5.6	6.4

Q4 2014

Geographical segment – growth

North America declined by 0.8% sequentially; and 0.7% in constant currency.

Europe grew by 1.0% sequentially; and 0.3% in constant currency.

India grew by 0.1% sequentially; and declined by 0.9% in constant currency.

Rest of the world declined by 1.5% sequentially; and 0.2% in constant currency.

Industry segment – growth

FSI declined by 0.5% sequentially; and also in constant currency.

MFG grew by 0.4% sequentially; and 0.5% in constant currency.

RCL declined by 3.5% sequentially; and 3.7% in constant currency.

ECS grew by 2.7% sequentially; and also in constant currency.